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                          VARIABLE ANNUITY AMENDMENT


This Amendment is made part of the Contract to which it is attached (this Contract).

The following definition shall be added to ARTICLE 1:

     1.33

     PERSISTENCY CREDIT - The additional amount credited to this Contract by LNL beginning three months after the 14/th/ anniversary of the Contract Date and each subsequent three-month period thereafter. Persistency Credits are not considered Purchase Payments.

The following provision shall be added to ARTICLE 2:

     2.04 PERSISTENCY CREDIT

     A Persistency Credit, if one is determined to be payable according to the calculation described below, is paid into this Contract beginning three months after the 14th anniversary of the Contract Date and at the end of each subsequent three-month period thereafter. The amount of the Persistency Credit is calculated by multiplying the Contract Value, less any Purchase Payments that have not been invested in this Contract for a minimum of 14 years, by the quarterly Persistency Credit percentage of [0.05%].

     No additional charge will be assessed for the Persistency Credit. The Persistency Credit will be allocated to the Variable Sub-accounts and to the Fixed Account of this Contract in proportion to the value in each Variable Sub-account and in the Fixed Account at the time the Persistency Credit is paid into this Contract. The Persistency Credits will purchase Accumulation Units from the Variable Sub-accounts at the Accumulation Unit values as of the Valuation Date the Persistency Credits are paid into this Contract.

     If, upon the death of the Owner, the surviving spouse elects to continue this Contract as the new Owner, as described in Section 6.01 of this Contract, the Persistency Credit will be paid into this Contract as though the surviving spouse were the original Owner.

The following shall replace the language in part c.2. of the fourth paragraph of
Section 5.02:


     c.2.  from Earnings and Persistency Credits (if any) until exhausted; then


                  The Lincoln National Life Insurance Company


                    /s/ Nancy J. Alford
                    -----------------------------------
                        Nancy J. Alford, Vice President